Exhibit 99.34

REPSOL, S.A.

c/ Méndez Álvaro 44

28045 Madrid, Spain

November 8, 2012

The Bank of New York Mellon, as Collateral Agent

Global Trust Services

Attention: Karen A. Trachtenberg

101 Barclay Street 4E

New York, NY 10286

Email: karen.trachtenberg@bnymellon.com

Re: Instructions to Collateral Agent to Deliver and Arrange for Transfer of Pledged Shares

Ladies and Gentleman:

Reference is hereby made to that certain (i) Seller Credit Agreement dated as of May 19, 2011 among Repsol YPF, S.A. (“Repsol”), as Seller and Lender, The Bank of New York Mellon, as Collateral Agent and Petersen Energia Inversora, S.A.U. (“PEISA”), as Borrower (as the same may be amended, restated or otherwise modified from time to time, the “Seller Credit Agreement”; capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Seller Credit Agreement), (ii) Pledge and Security Agreement dated as of May 19, 2011 between PEISA, as Pledgor and The Bank of New York Mellon, as Collateral Agent (as the same may be amended, restated or otherwise modified from time to time, the “Pledge Agreement”), and (iii) the letter dated May 30, 2012 from Repsol (and copied to the Collateral Agent), that among other things, constituted notice of the Events of Default described therein and accelerates the loans extended under the Seller Credit Agreement.

Pursuant to Article VIII of the Seller Credit Agreement, Repsol, as the sole Lender, hereby instructs the Collateral Agent to exercise its powers under Sections 4.05 and 4.10 of the Pledge Agreement to arrange for transfer of 3,048,174 American Depositary Shares (the “Transferred ADSs”) of YPF Sociedad Anónima to Repsol by duly endorsing and delivering the ADR certificate number BNYM 15726 (the “Original Certificate”), to The Bank of New York Mellon, in its capacity as Depositary of YPF’s ADR program. The ADRs should be registered by the Depositary evidencing ownership of the Transferred ADSs in the name of Repsol, S.A., c/ Méndez Álvaro 44, 28045, Madrid, Spain, and Employer Identification Number A-78/374725. The effective date for the transfer of the Transferred ADSs to Repsol should be November 8, 2012.

Please close the related account (Account No. 736160) where the Original Certificates were held, upon the transfer and/or cancellation and new issuance of certificates is completed by The Bank of New York Mellon, in its capacity as Depositary of YPF’s ADR program.

We hereby indemnify you as Collateral Agent (including your officers, employees, directors, in-house and outside counsel and agents) for, and hold them harmless against, any and all loss, damage, claims, liability or expense, including taxes (other than taxes based upon, measured by or determined by the income of the Collateral Agent) arising out of or in connection with this Instruction and your enforcement under the Loan Documents, including the costs and expenses of defending yourself against any claim (whether asserted by the Borrower or any other Person) or liability in connection with the exercise or performance of any of your powers or duties under the Loan Documents, or in connection with carrying out this Instruction by enforcing the provisions under the Loan Documents, except to the extent that such loss, damage, claim, liability or expense is solely attributable to the Collateral Agent’s own gross negligence or willful misconduct.

The provisions of this indemnity shall survive the termination of the Loan Documents and the resignation or removal of the Collateral Agent.

All of your rights and protections under the Loan Documents are expressly reserved.

Please acknowledge receipt of this instruction letter by signing below.

Sincerely,

REPSOL, S.A.

By:	/s/ Enrique Hernández Pérez
Name:	Enrique Hernández Pérez
Title:	Corporate Director Legal Services

Receipt of this instruction letter is hereby acknowledged as of the date first written above.

THE BANK OF NEW YORK MELLON,
as Collateral Agent

By:	/s/ Karen A. Trachtenberg
Name:	Karen A. Trachtenberg
Title:	Vice President